Delisting Determination,The Nasdaq Stock Market, LLC,
July 31, 2007, Medwave, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the ordinary shares of Medwave, Inc. (the
Company), effective at the opening of the trading session on August 10, 2007. Based on a review of the information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace Rule: 4310(c)(4). The
Company was notified of the Staffs determination on July 6, 2007. The Company did not appeal the Staff determination to the Listing Qualifications
Hearings Panel, and the Staff determination to delist the Company became final on July 17, 2007.